

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 3, 2009

By facsimile to (770) 481-0431 and U.S. Mail

Kenneth F. Khoury, Esq.
Executive Vice President and General Counsel
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

Re: Beazer Homes USA, Inc.
        Registration Statement on Form S-3
        Filed November 13, 2009
        File No. 333-163110

Dear Mr. Khoury:

   We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   We note that one or more of your subsidiaries may provide guarantees of your debt securities. Absent an exception, Rule 3-10 of Regulation S-X requires the financial statements of the subsidiary guarantors to be included in the registration statement at the time of its effectiveness. Please tell us how you intend to comply with the applicable

requirements of Rule 3-10. If you intend to rely on an exception in Rule 3-10, please identify the exception in your response.

2.   We note that Beazer Homes USA incorporates by reference its annual report on Form 10-K for the year ended September 30, 2009 and that the Form 10-K incorporates by reference the Part III information from its proxy statement for the 2010 annual meeting of stockholders which is not yet filed. An issuer may file or use an automatic shelf registration statement on Form S-3 after the issuer has filed its Form 10-K but before filing the Part III information that will be incorporated by reference. Note that issuers are responsible, however, for ensuring that any prospectus used in connection with a registered public offer contains the information required to be included in the prospectus by Section 10(a) of the Securities Act of 1933, as amended, and Schedule A to the Securities Act. See Interpretation 114.05 in the Securities Act Forms section of our "Compliance & Disclosure Interpretations" which is available on the Commission's website at http://www.sec.gov.

Description of Debt Securities and Guarantees, page 4
Guarantees, page 17

3.   We note your disclosure that "the applicable indenture governing the debt securities . . . will permit the guarantors for any series of guaranteed debt securities to be different from any of the subsidiaries listed above under '— General.'" This disclosure is ambiguous but suggests that there could be guarantors that currently exist but are not currently co-registrants. Please confirm to us that you have included as co-registrants all of your current subsidiaries that you believe could issue guarantees pursuant to the registration statement and revise your prospectus disclosure to eliminate the aforementioned ambiguity.

Legal Matters, page 28

4.   Please include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Exhibit Index

5.   Please include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Exhibit 5.1

6.   Please have counsel revise paragraph 4 to also state that the depositary receipts
        representing the depositary shares will entitle the holders to the rights specified in both
        the depositary receipts and in the deposit agreement under which they are issued.

Exhibit 25.2

7.   Note that when debt securities registered under the Securities Act are eligible to be
        issued, offered, or sold on a delayed basis by or on behalf of the registrant under Rule
        415(a)(1)(x) of Regulation C under the Securities Act, Section 305(b)(2) of the Trust
        Indenture Act permits the trustee to be designated on a delayed basis. Companies relying
        on Section 305(b)(2) to designate the trustee on a delayed basis must file separately the
        Form T-1 under the electronic form type "305B2" and not in a post-effective amendment
        to the registration statement or in a Form 8-K that is incorporated by reference into the
        registration statement. See Interpretation 220.01 in the Trust Indenture Act of 1939
        section of our "Compliance & Disclosure Interpretations" which is available on the
        Commission's website at http://www.sec.gov. Please revise your exhibit index
        accordingly.

Closing

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us marked courtesy copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after review of your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information that investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosures, they are responsible for the adequacy and accuracy of the
disclosures that they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective
date of the pending registration statement, it should furnish a letter at the time of the request,
acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director